AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 4, 2012

                                                    1933 ACT FILE NO. 333-178209
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                           REGISTRATION STATEMENT ON
                                    FORM S-6
                                AMENDMENT NO. 1

                            ------------------------

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

     A.   EXACT NAME OF TRUST: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 855

     B.   NAME OF DEPOSITOR: GUGGENHEIM FUNDS DISTRIBUTORS, INC.

     C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                       Guggenheim Funds Distributors, Inc.
                            2455 Corporate West Drive
                              Lisle, Illinois 60532

     D.   NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

Copies to:

    KEVIN ROBINSON, ESQ.                         ERIC F. FESS
    Senior Managing Director, General            Chapman and Cutler LLP
    Counsel and Secretary                        111 West Monroe Street
    Guggenheim Funds Distributors, Inc.          Chicago, Illinois 60603
    2455 Corporate West Drive                    (312) 845-3000
    Lisle, Illinois  60532
    (630) 505-3736

It is proposed that this filing will become effective (check appropriate box)

/ /      immediately upon filing pursuant to paragraph (b)

/ /      on (date) pursuant to paragraph (b)

/ /      60 days after filing pursuant to paragraph (a)(1)

/ /      on (date) pursuant to paragraph (a)(1) of rule 485

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

    E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

    F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of the Registration Statement.

/ /      Check box if it is proposed that this filing will become effective on
         (date) at (time) pursuant to Rule 487.

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The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Preliminary Prospectus Dated January 4, 2012, Subject to Completion

Guggenheim Defined Portfolios, Series 855

Guggenheim Global Expansion & Dividend Portfolio, Series 4

Guggenheim Global Infrastructure & Dividend Portfolio, Series 4

Guggenheim Inflation Defense & Dividend Portfolio, Series 6

Guggenheim US High Dividend Strategy Portfolio, Series 3

Guggenheim US SMID High Dividend Strategy Portfolio, Series 3



                                GUGGENHEIM LOGO



                      PROSPECTUS PART A DATED _____, 2012

                  Diversified portfolios containing securities
                selected by Guggenheim Funds Distributors, Inc.

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


================================================================================
INVESTMENT SUMMARY

                                    Overview

     Guggenheim Defined Portfolios, Series 855 is a unit investment trust that consists of the Guggenheim Global Expansion & Dividend Portfolio, Series 4 (the "Global Expansion Trust"), the Guggenheim Global Infrastructure & Dividend Portfolio, Series 4 (the "Global Infrastructure Trust"), the Guggenheim Inflation Defense & Dividend Portfolio, Series 6 (the "Inflation Defense Trust"), the Guggenheim US High Dividend Strategy Portfolio, Series 3 (the "US High Dividend Trust") and the Guggenheim US SMID High Dividend Strategy Portfolio, Series 3 (the "US SMID High Dividend Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, Inc. ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.

     The trusts are scheduled to terminate in approximately 15 months.

================================================================================
GUGGENHEIM GLOBAL EXPANSION & DIVIDEND PORTFOLIO, SERIES 4

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Global Expansion Trust seeks to provide total return through capital appreciation and has a secondary objective of providing dividend income.

                         Principal Investment Strategy

     The trust aims to invest in a portfolio of 50 geographically diverse firms that may benefit from broad global economic expansion.

Certainly, a rising tide lifts all boats; but the strategy of the trust aims to find the specific industries that fuel the growth (such as capital goods, growth financing, goods transport and advertising), that have strong operating leverage where margins expand faster over a fixed cost base, and that have outperformed significantly in past growth cycles. The strategy has a secondary objective of providing dividend income. However, there can be no assurance that the securities contained in the trust will benefit from the growth potential of broad global expansion or that the trust will achieve its investment objective.

     The sponsor, with the assistance of Guggenheim Partners Asset Management, LLC ("GPAM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The trust's portfolio is constructed and the securities were selected ___ business days prior to the initial date of deposit (the "Inception Date") using the Security Selection Rules outlined below.

     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities will be selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe. Start with an initial universe of securities that are traded on the following exchanges: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Mexico, Netherlands, Norway, Philippines, Singapore, South Africa, Spain, Sri Lanka, Sweden, Switzerland, the United Kingdom and the United States. The initial universe is not restricted to securities of companies that are headquartered or domiciled in these countries, rather the companies in the initial universe must have securities that trade in the above-listed countries. A Geographic Region (North America, South America, Western Europe, Pacific Rim, or Other), as defined and assigned by FactSet, is designated for each firm based on the location of the firm's headquarters, and is used in the security ranking step described below.

     2. Sub-Universe. Reduce the initial universe of securities to a sub-universe that includes all securities that meet the following requirements:

          o    Security must be a common share or depositary receipt.

          o Security may not be an investment fund, exchange-traded fund, trust or limited partnership.

          o    Minimum one year of trading history for the parent company.

          o    Market capitalization greater than $200 million.

          o Minimum 30-day average daily dollar trading volume greater than $600,000 (U.S.-traded American Depositary Receipts ("ADRs") do not have to meet this liquidity minimum as long as the underlying foreign local shares meet this liquidity minimum).

          o Preference given to a U.S.-traded ADR security, if available, over foreign-traded local shares. In the event a parent company has multiple securities traded on different non-U.S. exchanges, preference given to the most liquid security. Liquidity is measured by the most traded shares of the security class.

          o Exclude securities that have pending cash-only merger and acquisition or other corporate action events which will lead to delisting of the security from the qualifying exchanges listed above.

          o Industry Screen: Only include companies engaged in the following specific FactSet industries (the strategy 'Sleeve Category' names in the table below are used to specify target portfolio weightings in the next step of the security selection process):

Sleeve                   Industries
Category                  Included
-----------   ------------------------------
Advertising   Advertising/Marketing Services
              Media Conglomerates
              Broadcasting
              Cable/Satellite TV

Financing     Investment Banks/Brokers
              Investment Managers
              Major Banks
              Financial Conglomerates

Industrials   Steel
              Trucks/Construction/Farm
                 Machinery
              Industrial Conglomerates
              Oil & Gas Production
              Coal
              Other Metals/Minerals
              Contract Drilling
              Oilfield Services/Equipment

Technology    Semiconductors
              Electronic Components
              Computer Processing Hardware
              Computer Communications
              Electronic Production Equipment
              Information Technology Services
              Packaged Software
              Internet Software/Services

Telecom       Telecommunications Equipment
              Major Telecommunications
              Specialty Telecommunications
              Wireless Telecommunications

Transport     Marine Shipping
              Air Freight/Couriers
              Airlines

3. Ranking Methodology. Within each combination of Sleeve Category and Geographic Region, rank all firms by indicated dividend yield (with higher rank given to la rger market capitalization when yields are equal or zero). This will result, for example, in a #1 ranked North American Transport company, a #1 ranked South American Transport company, a #1 ranked Pacific Rim Transport company, etc. The entire sub-universe is ranked by this Sleeve/Region rank, then by dividend, and then by market cap.

4. Selection and Substitution. Select the top ranked firms, with a 2% portfolio weight assigned to each security. As the portfolio is being constructed, any firm that violates either of the below portfolio total limits is skipped. Continue selection process until 50 securities are chosen.

Portfolio Limits:

o Each Category Sleeve must have a minimum 12% portfolio weight, and a maximum 20% portfolio weight.

o Maximum country exposure: For countries with greater than a 1% portfolio weight relative to global equity market capitalization, limit portfolio weight to an excess of 10% of its global contribution. For countries with 0.4% -1% portfolio weight relative to global equity market capitalization, limit portfolio weight to 10 times its global contribution. All remaining smaller countries can have up to 4% weighting in the portfolio.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the portfolio selection date.


                              Guggenheim Partners
                             Asset Management, LLC

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
               Essential Information
            (as of the Inception Date)

Inception Date                         _____, 2012

Unit Price                                  $10.00

Termination Date                       _____, 2014

Distribution Date           25th day of each month
                 (commencing ___ 25, 2012, if any)

Record Date                 15th day of each month
                 (commencing ___ 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40167Q461
Fee Account Cash                         40167Q487

Reinvested Distributions
Standard Accounts                        40167Q479
Fee Account Reinvest                     40167Q495

Ticker                                      CGEDDX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------               --------------------
                                                 %
                                           -------
Total                                      100.00%
                                           =======

Country                                Approximate
(Headquarters)                Portfolio Percentage
---------------               --------------------
                                                 %
                                           -------
Total                                      100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------               --------------------
Small-Capitalization                             %
Mid-Capitalization
Large-Capitalization
                                           -------
Total                                      100.00%
                                           =======

Minimum Investment

All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and most countries experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust invests in foreign securities, ADRs and Global Depositary Receipts ("GDRs"). The trust's investment in foreign securities, ADRs and GDRs presents additional risk. ADRs and GDRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. The performance of the securities included in the trust may be dependent, in part, on the growth or decline of emerging market countries. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk. In addition, the economies of emerging market countries may be extremely volatile and subject to increased risks.

     o The trust includes securities whose value may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the trust's investment strategy of significantly investing in foreign securities;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering      $1,000
Investor Fees                     Price (4)    Invested
-----------------------------  ------------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                -----------  -----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                ===========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                        Offering     Amount Per
Expenses                         Price (4)    100 Units
-----------------------------  ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)
                                -----------  -----------
 Total                                   %     $
                                ===========  ===========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2012 and June 2012 and $0.0484 per unit in July 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 855
Guggenheim Global Expansion & Dividend Portfolio, Series 4
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)

                             Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 855
Guggenheim Global Expansion & Dividend Portfolio, Series 4
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
                                                                                        ----------------
                                                                                        $
                                                                                        ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on ____, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars as of the Evaluation Time. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $___ loss to the sponsor on the Inception Date.

*    American Depositary Receipt ("ADR") or Global Depositary Receipt ("GDR").

**   U.S.-listed foreign security.

+    Foreign security listed on a foreign exchange.

^    Non-income producing security.


================================================================================
GUGGENHEIM GLOBAL INFRASTRUCTURE & DIVIDEND PORTFOLIO, SERIES 4

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The Guggenheim Global Infrastructure Trust seeks to provide total return through capital appreciation and has a secondary objective of providing dividend income.

                         Principal Investment Strategy

     The trust aims to invest in a portfolio of 50 geographically diverse firms that meet major "infrastructure" needs -- broken up into categories of the four basic utilities (electric, water, telecom, and gas distribution), railroads, and major construction related companies. The trust aims to invest in firms that may participate in the global governmental focus on expansion (developing economies) and upgrade (developed economies) of critical infrastructure. The strategy has a secondary objective of providing dividend income. However, there can be no assurance that the securities contained in the trust will benefit from the growth potential of global infrastructure companies or that the trust will achieve its investment objective.

     The sponsor, with the assistance of Guggenheim Partners Asset Management, LLC ("GPAM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The trust's portfolio is constructed and the securities were selected ____ business days prior to the initial date of deposit (the "Inception Date") using the Security Selection Rules outlined below.

     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities will be selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe. Start with an initial universe of securities that are traded on the following exchanges: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Mexico, Netherlands, Norway, Philippines, Singapore, South Africa, Spain, Sri Lanka, Sweden, Switzerland, the United Kingdom and the United States. The initial universe is not restricted to securities of companies that are headquartered or domiciled in these countries, rather the companies in the initial universe must have securities that trade in the above-listed countries. A Geographic Region (North America, South America, Western Europe, Pacific Rim, or Other), as defined and assigned by FactSet, is designated for each firm based on the location of the firm's headquarters, and is used in the security ranking step described below.

     2. Sub-Universe. Reduce the initial universe of securities to a sub-universe that includes all securities that meet the following requirements:

          o    Security must be a common share or depositary receipt.

          o Security may not be an investment fund, exchange-traded fund, trust or limited partnership.

          o    Minimum one year of trading history for the parent company.

          o    Market capitalization greater than $200 million.

          o Minimum 30-day average daily dollar trading volume greater than $600,000 (U.S.-traded American Depositary Receipts ("ADRs") do not have to meet this liquidity minimum as long as the underlying foreign local shares meet this liquidity minimum).

          o Preference given to a U.S.-traded ADR security, if available, over foreign-traded local shares. In the event a parent company has multiple securities traded on different non-U.S. exchanges, preference given to the most liquid security. Liquidity is measured by the most traded shares of the security class.

          o Exclude securities that have pending cash-only merger and acquisition or other corporate action events which will lead to delisting of the security from the qualifying exchanges listed above.

          o Industry Screen: Only include companies engaged in the following specific FactSet industries (the strategy 'Sleeve Category' names in the table below are used to specify target portfolio weightings in the next step of the security selection process):

Sleeve               Industries
Category              Included
------------   ------------------------
Construction   Engineering & Construction

Electric       Electric Utilities

Gas            Gas Distributors
               Oil & Gas Pipelines

Rail           Railroads

Telecom        Telecommunications Equipment
               Major Telecommunications
               Wireless Telecommunications

Water          Water Utilities

     3. Ranking Methodology. Within each combination of Sleeve Category and Geographic Region, rank all firms by indicated dividend yield (with higher rank given to larger market capitalization when yields are equal or zero). This will result, for example, in a #1 ranked North American Gas company, a #1 ranked South American Gas company, a #1 ranked Pacific Rim Gas company, etc. The entire sub-universe is ranked by this Sleeve/Region rank, then by dividend, and then by market cap.

     4. Selection and Substitution. Select the top ranked firms, with a 2% portfolio weight assigned to each security. As the portfolio is being constructed, any firm that violates either of the below portfolio total limits is skipped. Continue selection process until 50 securities are chosen.


     Portfolio Limits:

     o Sleeve Categories Electric, Water, Gas and Telecom must each have a total portfolio weighting between 12-20%. Sleeve Category Rail must have a portfolio weighting between 10%-16%. Sleeve Category Construction must have a portfolio weighting between 20%-28%.

     o Maximum country exposure: For countries with greater than a 1% portfolio weight relative to global equity market capitalization, limit portfolio weight to an excess of 10% of its global contribution. For countries with 0.4% -1% portfolio weight relative to global equity market capitalization, limit portfolio weight to 10 times its global contribution. All remaining smaller countries can have up to 4% weighting in the portfolio.


     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the portfolio selection date.

                              Guggenheim Partners
                             Asset Management, LLC

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                       ____, 2012

Unit Price                               $10.00

Termination Date                     ____, 2014

Distribution Date        25th day of each month
             (commencing ____ 25, 2012, if any)

Record Date              15th day of each month
             (commencing ____ 15, 2012, if any)

CUSIP Numbers

Cash Distributions

Standard Accounts                     40167Q388
Fee Account Cash                      40167Q404

Reinvested Distributions
Standard Accounts                     40167Q396
Fee Account Reinvest                  40167Q412

Ticker                                   CGGIDX

            Portfolio Diversification

                                    Approximate
Sector                     Portfolio Percentage
-----------------          --------------------
                                              %
                                        -------
Total                                   100.00%
                                        =======

Country                             Approximate
(Headquarters)             Portfolio Percentage
-----------------          --------------------
                                              %
                                        -------
Total                                   100.00%
                                        =======

Market                              Approximate
Capitalization             Portfolio Percentage
-----------------          --------------------
Small-Capitalization                          %
Mid-Capitalization
Large-Capitalization
                                        -------
Total                                   100.00%
                                        =======

Minimum Investment
All accounts                             1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and most countries experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o The trust includes securities issued by companies in the industrials sector. Companies in the industrials sector are affected by a number of factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

     o The trust includes securities from the utilities sector. Adverse developments in this sector may significantly affect the value of your units. Companies involved in the utilities sector must contend with environmental considerations, taxes, government regulation, price and supply fluctuations, competition and energy conservation.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust invests in foreign securities, ADRs and Global Depositary Receipts ("GDRs"). The trust's investment in foreign securities, ADRs and GDRs presents additional risk. ADRs and GDRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. The performance of the securities included in the trust may be dependent, in part, on the growth or decline of emerging market countries. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk. In addition, the economies of emerging market countries may be extremely volatile and subject to increased risks.

     o The trust includes securities whose value may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o You are uncomfortable with the trust's investment strategy of significantly investing in foreign securities;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                Percentage
                                 of Public  Amount Per
                                 Offering     $1,000
Investor Fees                    Price (4)   Invested
-----------------------------   ----------  ----------
Initial sales fee
  paid on purchase (1)             1.00%     $10.00
Deferred sales fee (2)             1.45       14.50
Creation and
  development fee (3)              0.50        5.00
                                ----------  ----------
Maximum sales fees
  (including creation
  and development fee)             2.95%     $29.50
                                ==========  ==========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)      $8.00
                                ==========

                                Approximate
Annual Fund                     % of Public
Operating                        Offering   Amount Per
Expenses                         Price (4)  100 Units
-----------------------------   ----------  ----------
Trustee's fee                    0.1050%     $ 1.050
Sponsor's supervisory fee        0.0300        0.300
Evaluator's fee                  0.0350        0.350
Bookkeeping and
  administrative fee             0.0350        0.350
Estimated other trust
  operating expenses (5)
                                ----------  ----------
 Total                                 %     $
                                ==========  ==========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2012 and June 2012 and $0.0484 per unit in July 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 855
Guggenheim Global Infrastructure & Dividend Portfolio, Series 4
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)

                            Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 855
Guggenheim Global Infrastructure & Dividend Portfolio, Series 4
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)


                                                                                        ----------------
                                                                                        $
                                                                                        ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on ____, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars as of the Evaluation Time. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $___ loss to the sponsor on the Inception Date.

*    American Depositary Receipt ("ADR") or Global Depositary Receipt ("GDR").

**   U.S.-listed foreign security.

+    Foreign security listed on a foreign exchange.

^    Non-income producing security.


================================================================================
GUGGENHEIM INFLATION DEFENSE & DIVIDEND PORTFOLIO, SERIES 6

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The trust seeks to provide current income and total return through capital appreciation.

                         Principal Investment Strategy

     The Inflation Defense Trust will invest in a portfolio of securities of 50 global firms that the sponsor believes may benefit from strong or rising commodity prices. These firms include companies involved in the extraction and production of commodities (energy and non-energy natural resources, as well as agricultural production). The sponsor believes the trust's holdings may have the ability to outperform broader equity markets during periods of high or rising inflation. The strategy has a secondary objective of providing dividend income.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The trust's portfolio is constructed and the securities were selected ___ business days prior to the initial date of deposit (the "Inception Date") using the Security Selection Rules outlined below.

     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities will be selected based on the following quantitative criteria:

     1. Initial Universe. Start with an initial universe of securities that are traded on exchanges in the following countries: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Mexico, Netherlands, New Zealand, Norway, Philippines, Singapore, South Africa, Spain, Sri Lanka, Sweden, Switzerland, the United Kingdom and the United States.

     2. Sub-Universe. Reduce the initial universe of securities to a sub-universe that includes all securities that meet the following requirements:

          o    Security must be a common share or depositary receipt.

          o Security may not be an exchange-traded fund, investment fund or limited partnership.

          o Security may not be a trust, with the exception that up to eight Canadian royalty trusts may be included in the sub-universe (specifically, the top eight yielding Canadian royalty trusts that meet all other sub-universe criteria).

          o    Minimum one year of trading history for the security.

          o    Market capitalization greater than $200 million.

          o Minimum 30-day average daily dollar trading volume greater than $600,000. U.S.-traded American Depositary Receipts ("ADRs") do not have to meet this liquidity minimum as long as the underlying foreign local shares meet this liquidity minimum.

          o Duplication Screen: Preference given to the U.S.-traded ADR security, if available, over foreign exchange traded shares. In the event a parent company has multiple securities traded on different non-U.S. exchanges, preference is given to the most liquid security.

          o Exclude securities that have pending cash-only merger and acquisition or other corporate action events which will lead to the delisting of the security from the qualifying exchanges listed above.

          o Industry Screen: Only include companies engaged in the following FactSet global sectors and/or industries (the strategy "Sleeve Categories" in the table below are used to specify target portfolio weights in the next step):


Sleeve             Sectors / Industries
Category                  Included
-----------   -----------------------------
Agriculture   Agricultural Chemicals, and
              Forest Products
Energy        Oil & Gas Production, Integrated
                 Oil, and Coal
Mining        Aluminum, and Other
              Metals/Minerals
Precious      Precious Metals, Gold
   Metals

     3. Ranking and Sleeve Category Weightings. Rank the available companies within each Sleeve Category by indicated dividend yield (a higher rank will be given to the security with the larger market capitalization when yields are equal or zero). Select the following number of top-ranked companies from each Sleeve Category, with a 2% portfolio weight assigned to each:

                 Target    Target
Sleeve          Position   Sleeve
Category         Count     Weight
-------------   --------  --------
Agriculture        10        20%
Energy             20        40%
Mining             12        24%
Precious Metals     8        16%

     4. Substitution Rule. In the event that the Agriculture or Precious Metals Sleeve Categories run out of available qualifying securities, select a substitute security or securities from the remaining top-ranked securities in the Energy and Mining Sleeve Categories. Substitute securities will be chosen in alternating fashion from the Energy and Mining Sleeve Categories. Ranking ties will be broken by highest yield, then highest market capitalization. In the unlikely event that the Energy and Mining Sleeve Categories run out of substitute securities before the full set of 50 trust securities have been selected, then adjust the weights of all qualifying portfolio securities upwards so that the equally-weighted portfolio totals 100%.

                              Guggenheim Partners
                             Asset Management, LLC

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the portfolio selection date.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                       ____, 2012

Unit Price                               $10.00

Termination Date                     ____, 2014

Distribution Date        25th day of each month
             (commencing ____ 25, 2012, if any)

Record Date              15th day of each month
             (commencing ____ 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                     40167Q347
Fee Account Cash                      40167Q362

Reinvested Distributions
Standard Accounts                     40167Q354
Fee Account Reinvest                  40167Q370

Ticker                                   CGIDFX

            Portfolio Diversification

                                    Approximate
Sector                     Portfolio Percentage
----------------           --------------------
                                              %
                                        -------
Total                                   100.00%
                                        =======

Country                             Approximate
(Headquarters)             Portfolio Percentage
----------------           --------------------
                                              %
                                        -------
Total                                   100.00%
                                        =======

Market                              Approximate
Capitalization             Portfolio Percentage
----------------           --------------------
Small-Capitalization                          %
Mid-Capitalization
Large-Capitalization
                                        -------
Total                                   100.00%
                                        =======

Minimum Investment
All accounts                             1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust includes securities of companies in the basic materials sector. General risks of companies in the basic materials sector include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources and mandated expenditures for safety and pollution control devices.

     o The trust includes securities issued by companies in the energy sector. Companies in the energy sector are subject to volatile fluctuations in price and supply of energy fuels, and can be impacted by international politics and conflicts, including the unrest in Iraq and hostilities in the Middle East, terrorist attacks, the success of exploration projects, reduced demand as a result of increases in energy efficiency and energy conservation, natural disasters, clean-up and litigation costs associated with environmental damage and extensive regulation.

     o The trust includes securities issued by companies involved with the production of certain commodities. Commodity companies include those companies involved in the production of building materials, aluminum, non-ferrous metals, precious metals and steel and other commodities, as well as companies that explore for, produce, refine, distribute or sell petroleum, gas products and other commodities. General risks of commodity companies include price and supply fluctuations, excess capacity, economic recession, government regulations and overall capital spending rates. Exposure to commodities markets may subject the trust to greater volatility than other investments. Certain commodities may be produced in a limited number of countries and may be controlled by a small number of producers.

     o The trust invests in securities of companies in the agribusiness industry. Companies involved in the agribusiness industry are subject to numerous risks, including cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, weather conditions, quotas, product liability litigation and governmental regulation and subsidies. Generally, the agribusiness industry is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect agribusiness companies.

     o The trust includes securities issued by companies involved in the precious metals business. Precious metals companies are subject to risks associated with the exploration, development and production of precious metals including competition for land and difficulties in obtaining required governmental approval to mine land. In addition, the price of gold and other precious metals is subject to wide fluctuations and may be influenced by limited markets, expected inflation, central bank demand and availability of substitutes.

     o The trust includes securities issued by companies involved in the metals and mining business. Risks of investing in metals and mining company stocks include inaccurate estimates of mineral reserves and future production levels, varying expectations of mine production costs, technological and operational hazards in mining and mine development activities and mandated expenditures for safety and pollution control devices.

     o The trust invests in ADRs, U.S.-listed foreign securities and foreign securities listed on a foreign exchange. The trust's investment in foreign securities and ADRs presents additional risk. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     o Because some of the securities in the trust are issued by companies headquartered, or with a significant presence, in Canada, the trust is subject to Canadian country risk. Canada is a major producer of forest products, metals, agricultural products and energy-related products, such as oil, gas and hydroelectricity. The Canadian economy is dependent on the demand for, and supply and price of, natural resources, and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. A small number of sectors, including the materials sector, represent a large portion of the Canadian market.

     o The trust includes securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     o The trust includes securities whose value may be dependent on currency exchange rates. The U.S. dollar value of these securities may vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering     $1,000
Investor Fees                     Price (4)   Invested
-----------------------------  ------------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                -----------  -----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                ===========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)   100 Units
-----------------------------  ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)
                                -----------  -----------
 Total                                   %     $
                                ===========  ===========

     (1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

     (2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2012 and June 2012 and $0.0484 per unit in July 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     (3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

     (4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

     (5) The estimated trust operating expenses are based upon an estimated trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 855
Guggenheim Inflation Defense & Dividend Portfolio, Series 6
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------
                                          Percentage
                                          of Aggregate    Initial Per Share    Cost To
  Ticker Company Name (1)                 Offer Price     Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)

                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 855
Guggenheim Inflation Defense & Dividend Portfolio, Series 6
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------
                                          Percentage
                                          of Aggregate    Initial Per Share    Cost To
  Ticker Company Name (1)                 Offer Price     Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)

                                                                            ----------------
                                                                            $
                                                                            ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on ____, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars as of the Evaluation Time. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $___ loss to the sponsor on the Inception Date.

*    American Depositary Receipt ("ADR").

**   U.S.-listed foreign security.

+    Foreign security listed on a foreign exchange.


================================================================================
GUGGENHEIM US HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 3

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The US High Dividend Trust seeks to provide dividend income.

                         Principal Investment Strategy

     The sponsor, with the assistance of Guggenheim Partners Asset Management, LLC ("GPAM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPAM believe that companies that distribute significant dividends on a consistent basis generally demonstrate strong financial strength and positive performance relative to their peers.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The trust's portfolio is constructed and the securities were selected ____ business days prior to the initial date of deposit (the "Inception Date") using the Security Selection Rules outlined below.

     Security Selection Rules:

     In constructing the trust's portfolio, 25 securities will be selected based on the following fundamentally based quantitative criteria:

     o    Begin with all securities in the S&P 1500 Composite Index.

     o Each security in the index is scored based within its respective sector on the three financial factors listed below using a scale of 1 through 10 (1 representing the highest ranked 10% in the sector, and 10 representing the lowest ranked 10% in the sector):

          --   Return on assets

          -- Earnings before interest, taxes, depreciation and amortization ("EBITDA") / Enterprise value

          --   Sales per share growth

     o    Exclude securities included in the S&P 1000 Index.

     o    Exclude securities which do not pay a regular dividend.

     o Exclude securities with an average daily price volume less than $600,000 over the prior 20 trading days.

     o Exclude securities with market capitalizations less than $200 million.

     o Exclude securities that have a pending cash-only merger and acquisition or other corporate action events which will lead to the delisting of the security from the qualifying exchange listed above.

     o Exclude securities with the lowest 25% combined financial scores on the above three financial factors.

     o    Rank the remaining stocks by dividend yield from highest to lowest.

     o Select an approximately equally weighted portfolio of the 25 stocks with the highest dividend yield and a maximum sector weighting of 20% as of the selection date.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the portfolio selection date.

                              Guggenheim Partners
                             Asset Management, LLC

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)

Inception Date                          ____, 2012

Unit Price                                  $10.00

Termination Date                        ____, 2014

Distribution Date           25th day of each month
                (commencing ____ 25, 2012, if any)

Record Date                 15th day of each month
                (commencing ____ 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40167Q305
Fee Account Cash                         40167Q321

Reinvested Distributions
Standard Accounts                        40167Q313
Fee Account Reinvest                     40167Q339

Ticker                                      CUSHCX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------               --------------------
                                                 %
                                           -------
Total                                      100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------               --------------------
Mid-Capitalization                               %
Large-Capitalization
                                           -------
Total                                      100.00%
                                           =======

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and most countries experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of larger capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering      $1,000
Investor Fees                     Price (4)    Invested
-----------------------------   -----------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                 ----------  -----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                 ==========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)    100 Units
-----------------------------  ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)
                                ----------  -----------
 Total                                  %     $
                                ==========  ===========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2012 and June 2012 and $0.0484 per unit in July 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $___ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Standard & Poor's Investment Advisory Services LLC for the use of intellectual property owned by The McGraw Hill Companies, Inc., but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 855
Guggenheim US High Dividend Strategy Portfolio, Series 3
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)

                            Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 855
Guggenheim US High Dividend Strategy Portfolio, Series 3
The Trust Portfolio as of the Inception Date, _____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)


                                                                                        ----------------
                                                                                        $
                                                                                        ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on _____, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $___ loss to the sponsor on the Inception Date.

(4) This security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately ____% of the investments in the trust.


================================================================================
GUGGENHEIM US SMID HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 3

     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The US SMID High Dividend Trust seeks to provide dividend income.

                         Principal Investment Strategy

     The sponsor, with the assistance of Guggenheim Partners Asset Management, LLC ("GPAM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPAM believe that companies that distribute significant dividends on a consistent basis demonstrate strong financial strength and positive performance relative to their peers.

     See "Investment Policies" in Part B of the prospectus for more information.

                               Security Selection

     The trust's portfolio is constructed and the securities were selected ____ business days prior to the initial date of deposit (the "Inception Date") using the Security Selection Rules outlined below.

     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities will be selected based on the following fundamentally based quantitative criteria:

     o    Begin with all securities in the S&P 1500 Composite Index.

     o Each security in the index is scored based within its respective sector on the three financial factors listed below using a scale of 1 through 10 (1 representing the highest ranked 10% in the sector, and 10 representing the lowest ranked 10% in the sector):

          --   Return on assets

          --   EBITDA / Enterprise value

          --   Sales per share growth

     o    Exclude securities included in the S&P 500 Index.

     o    Exclude securities which do not pay a regular dividend.

     o Exclude securities with an average daily price volume less than $600,000 over the prior 20 trading days.

     o Exclude securities with market capitalizations less than $200 million.

     o Exclude securities that have a pending cash-only merger and acquisition or other corporate action events which will lead to the delisting of the security from the qualifying exchange listed above.

     o Exclude securities with the lowest 25% combined financial scores on the above three financial factors.

     o    Rank the remaining stocks by dividend yield from highest to lowest.

     o Select an approximately equally weighted portfolio of the 50 stocks with the highest dividend yield and maximum sector and industry weightings of 20% and 10%, respectively, as of the selection date.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the portfolio selection date.

                              Guggenheim Partners
                             Asset Management, LLC

     Guggenheim Partners Asset Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor intends to create future trusts that follow the same investment strategy. One such trust is expected to be available approximately three months after the Inception Date and upon the trust's termination. If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
               Essential Information
            (as of the Inception Date)

Inception Date                          ____, 2012

Unit Price                                  $10.00

Termination Date                        ____, 2014

Distribution Date           25th day of each month
                (commencing ____ 25, 2012, if any)

Record Date                 15th day of each month
                (commencing ____ 15, 2012, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40167Q263
Fee Account Cash                         40167Q289

Reinvested Distributions
Standard Accounts                        40167Q271
Fee Account Reinvest                     40167Q297

Ticker                                      CSMHCX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
----------------              --------------------
                                                 %
                                           -------
Total                                      100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
----------------              --------------------
Small-Capitalization                             %
Mid-Capitalization
Large-Capitalization
                                           -------
Total                                      100.00%
                                           =======

Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Due to the current state of the economy, the value of the securities held by the trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and most countries experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of larger capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.


     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.


                               Fees and Expenses

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                 Percentage
                                  of Public   Amount Per
                                  Offering      $1,000
Investor Fees                     Price (4)    Invested
-----------------------------  ------------  -----------
Initial sales fee
  paid on purchase (1)              1.00%       $10.00
Deferred sales fee (2)              1.45         14.50
Creation and
  development fee (3)               0.50          5.00
                                -----------  -----------
Maximum sales fees
  (including creation
  and development fee)              2.95%       $29.50
                                ===========  ===========
Estimated organization costs
  (amount per 100 units paid
  by the trust at the end of
  the initial offering period
  or after six months, at the
  discretion of the sponsor)       $8.00
                                ===========

                                Approximate
Annual Fund                     % of Public
Operating                         Offering    Amount Per
Expenses                          Price (4)   100 Units
-----------------------------  ------------  -----------
Trustee's fee                     0.1050%      $ 1.050
Sponsor's supervisory fee         0.0300         0.300
Evaluator's fee                   0.0350         0.350
Bookkeeping and
  administrative fee              0.0350         0.350
Estimated other trust
  operating expenses (5)
                                -----------  -----------
 Total                                   %     $
                                ===========  ===========

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.145 per unit and is deducted in monthly installments of $0.0483 per unit on the last business day of May 2012 and June 2012 and $0.0484 per unit in July 2012. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.95% of a unitholder's initial investment.

(4) Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the trust to Standard & Poor's Investment Advisory Services LLC for the use of intellectual property owned by The McGraw Hill Companies, Inc., but do not include brokerage costs and other transactional fees.


                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year at a reduced sales charge, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year   $
3 years
5 years
10 years

     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                 Trust Portfolio

Guggenheim Defined Portfolios, Series 855
Guggenheim US SMID High Dividend Strategy Portfolio, Series 3
The Trust Portfolio as of the Inception Date, ____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (100.00%)

                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 855
Guggenheim US SMID High Dividend Strategy Portfolio, Series 3
The Trust Portfolio as of the Inception Date, _____, 2012
--------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate Initial Per Share    Cost To
  Ticker Company Name (1)                                Offer Price  Shares    Price   Portfolio (2)(3)
--------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)


                                                                                        ----------------
                                                                                        $
                                                                                        ================

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on ____, 2012. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on ____, 2012. For securities quoted on a national exchange, including the Nasdaq Stock Market, Inc., securities are generally valued at the closing sales price using the market value per share. For foreign securities traded on a foreign exchange, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $___ loss to the sponsor on the Inception Date.

(4) This security represents the common stock of a real estate investment trust ("REIT"). REITs comprise approximately ___% of the investments in the trust.


================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheimfunds.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

     The trustee or its designee will value foreign securities traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consultant fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimate set forth under "Fees and Expenses."

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

     The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the prospectus and in "Fees and Expenses" in Part A of the prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (2.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.195 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.145 per unit). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.

     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge reductions:

                      Sales Charge
                    Reductions (as a
                    % of the Public
Purchase Amount     Offering Price)
------------------  ----------------
Less than $50,000         0.00%
$50,000 - $99,999         0.25
$100,000 - $249,999       0.50
$250,000 - $499,999       0.75
$500,000 - $999,999       1.00
$1,000,000 or more        1.50

     Aggregate unit purchases of any Guggenheim Funds trust by the same person on any single day from any one broker-dealer qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

     o    purchases by your spouse or children under the age of 21, and

     o    purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period.

     There can be no assurance that the sponsor will create future trusts with investment strategies similar to your trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Exchange or Rollover Option. If you are buying units of your trust in the primary market with redemption or termination proceeds from any unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales fee and a deferred sales fee. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of a trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as "Rollover Purchases." An exchange or rollover is generally treated as a sale for federal income tax purposes. See "Taxes" in Part B of the prospectus.

     Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

                       Concession
                      per Unit (as a
Purchase Amount/     % of the Public
Form of Purchase     Offering Price)
------------------   ---------------
Less than $50,000         2.25%
$50,000 - $99,999         2.00
$100,000 - $249,999       1.75
$250,000 - $499,999       1.50
$500,000 - $999,999       1.25
$1,000,000 or more        0.75
Rollover Purchases        1.30
Fee Account and
  Employee Purchases      0.00

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

     Broker-dealers and other firms that sell units of certain Guggenheim Funds unit trusts are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. The additional payments will be as follows:

Primary Offering              Additional
Period Sales During             Volume
Calendar Quarter              Concession
--------------------------   ----------
$0 but less than $10 million    0.000%
$10 million but
  less than $25 million         0.075
$25 million but
  less than $50 million         0.100
$50 million or more             0.125

     Eligible unit trusts include all Guggenheim Funds unit trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to your trust to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim Funds products. This compensation is intended to result in additional sales of Guggenheim Funds products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim Funds products by the intermediary or its agents, the placing of Guggenheim Funds products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim Funds products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim Funds product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in each trust's "Trust Portfolio" on the initial deposit of securities into each trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheimfunds.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice.

     Exchange Option. You may be able to exchange your units for units of other Guggenheim Funds unit trusts at a reduced sales fee. You can contact your financial professional or Guggenheim Funds for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria. We may discontinue this option at any time.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, trust expenses change or as a result of changes in a trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in a trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your trust portfolio, you should remember that we do not manage the portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Current economic conditions risk. The U.S. economy's recession began in December 2007. This recession began with problems in the housing and credit markets, many of which were caused by defaults on "subprime" mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions. Economic activity declined across all sectors of the economy, and most countries experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor's Rating Services recently lowered its long-term sovereign credit rating on the United States to "AA+" from "AAA," which could lead to increased interest rates and volatility. Due to the current state of uncertainty in the economy, the value of the securities held by a trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

     Industrial sector risk. The Global Infrastructure Trust includes securities of industrial companies. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends.

     The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

     Industrial companies may also be affected by factors more specific to their individual industries. For example, industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

     Utilities sector risk. The Global Infrastructure Trust invests in securities of companies in the utilities sector. Companies in the utilities sector must contend with the following: fluctuating consumer demand; energy conservation; the imposition of rate caps; the difficulty in obtaining fuel at reasonable prices; the difficulty of the capital market in absorbing utility debt; competition; price and supply fluctuations; international politics; interest rate fluctuations; taxes; and government regulation or deregulation. Increasing sensitivity to environmental concerns may pose challenges to utility companies over the coming decade.

     Energy sector risk. The Inflation Defense Trust includes securities of companies in the energy sector, including, but not limited to, companies that explore for, produce, refine, distribute or sell petroleum, gas products or consumable fuels, or provide parts or services to petroleum, gas or consumable fuel companies. Companies in this sector are subject to volatile fluctuations in price and supply of energy fuels and can be impacted by international politics, including unrest in Iraq and hostilities in the Middle East, terrorist attacks, reduced demand as a result of increases in energy efficiency and energy conservation, the success of exploration projects, clean-up and litigation costs relating to oil spills and environmental damage, and tax and other regulatory policies of various governments. Natural disasters such as the recent hurricanes in the Gulf of Mexico will also impact companies in the energy sector. Oil production and refining companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials. In addition, declines in U.S. and Russian crude oil production will likely lead to a greater world dependence on oil from OPEC nations which may result in more volatile oil prices.

     Basic materials sector risk. The Inflation Defense Trust significantly invests in securities of companies in the basic materials sector. General risks of basic materials sector include the general state of the economy, consolidation, domestic and international politics and excess capacity. In addition, basic materials companies may also be significantly affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

     Precious metals risk. The Inflation Defense Trust includes securities of companies involved in the precious metals business. Precious metals companies are subject to risks associated with the exploration, development and production of precious metals including competition for land, difficulties in obtaining required governmental approval to mine land inability to raise adequate capital, increases in production costs and political unrest in nations where sources of precious metals are located. In addition, the price of gold and other precious metals is subject to wide fluctuations and may be influenced by limited markets, fabricator demand, expected inflation, return on assets, central bank demand and availability of substitutes.

     Metals and mining risk. The Inflation Defense Trust includes securities of companies involved in the metals and mining business. Risks of investing in metals and mining company stocks include inaccurate estimates of mineral reserves and future production levels, varying expectations of mine production costs, unexpected changes in mineral prices, technological and operational hazards in mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, domestic and international politics, and mandated expenditures for safety and pollution control devices.

     Commodities risk. The Inflation Defense Trust includes securities issued by companies involved with the production of certain commodities. Commodity companies include those basic materials companies involved in the production of building materials, aluminum, non-ferrous metals, precious metals and steel as well as companies that explore for, produce, refine, distribute or sell petroleum or gas products. General risks of commodity companies include price and supply fluctuations, excess capacity, economic recession, government regulations and overall capital spending levels. In addition, these companies may be affected by volatility of commodity prices, import controls, worldwide competition, liability for environmental damage, and depletion of resources.

     Agribusiness industry risk. The Inflation Defense Trust invests in securities of companies in the agribusiness industry. Companies involved in the agribusiness industry are subject to numerous risks, including cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, weather conditions, quotas, product liability litigation and governmental regulation and subsidies. Generally, the agribusiness industry is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect agribusiness companies. Other risks of the agribusiness industry include consolidation, domestic and international politics and excess capacity. In addition, agribusiness companies may be significantly affected by volatility of commodity prices, import controls, liability for environmental damage, depletion of resources, and mandated expenditures for safety and pollution control devices.

     REIT risk. The US High Dividend Trust and the US SMID High Dividend Trust invest in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

     The value of a REIT may also be affected by the downturn in the subprime mortgage lending market in the United States. Subprime loans have higher defaults and losses than prime loans. Subprime loans also have higher serious delinquency rates than prime loans. The downturn in the subprime mortgage lending market may have far-reaching consequences into many aspects and geographic regions of the real estate business, and consequently, the value of the portfolio may decline in response to such developments.

     Foreign securities risk. The Global Expansion Trust, Global Infrastructure Trust and Inflation Defense Trust invest in ADRs, GDRs and foreign securities. ADRs and GDRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect a trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of a trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in a trust's foreign currency holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging markets risk. The Global Expansion Trust, Global Infrastructure Trust and Inflation Defense Trust invest in companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Currency risk. The Global Expansion Trust, Global Infrastructure Trust and Inflation Defense Trust include securities whose value is dependent on currency exchange rates. The U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons such as the activity level of large international commercial banks, various central banks, speculators, hedge funds and other buyers and sellers of foreign currencies.

     Canada risk. The Inflation Defense Trust's investment in Canadian securities may expose unitholders to additional risks that may be associated with Canada or the Canadian securities markets. Because some of the securities in the trust are issued by companies headquartered, or with a significant presence, in Canada, the trust is subject to Canadian country risk. The Canadian and U.S. economies are closely integrated. The United States is Canada's largest trading partner and foreign investor. Canada is a major producer of forest products, metals, agricultural products and energy-related products, such as oil, gas and hydroelectricity. The Canadian economy is dependent on the demand for, and supply and price of, natural resources, and the Canadian market is relatively concentrated in issuers involved in the production and distribution of natural resources. Continued demands by the Province of Quebec for sovereignty could significantly affect the Canadian market, particularly if such demands are met. A small number of sectors, including the materials sector, represent a large portion of the Canadian market. In addition, regulatory and tax developments in Canada could impact the U.S. tax treatment of Canadian securities and, consequently, units of the trust.

     Small-capitalization and mid-capitalization company risk. The trusts include securities issued by small-capitalization and/or mid-capitalization companies. These securities customarily involve more investment risk than larger capitalization or more seasoned securities. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o Be more vulnerable to adverse general market or economic developments; and

     o Be dependent upon products that were recently brought to market or key personnel.

     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in a trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of the trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of the trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect the trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on the trust, or

     o    as permitted by the trust agreement.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust. We cannot guarantee that a trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. ("Claymore"). On September 27, 2010, Claymore officially changed its name to Guggenheim Funds Distributors, Inc. This change follows the acquisition of Claymore by Guggenheim Partners, LLC on October 14, 2009. Since the finalization of the acquisition, we have been operating as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 2455 Corporate West Drive, Lisle, Illinois 60532 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing your trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The US High Dividend Trust and the US SMID High Dividend Trust will each pay a licensing fee to Standard & Poor's Investment Advisory Services LLC for the use of trademarks, trade names or other intellectual property owned by The McGraw Hill Companies, Inc. The total licensing fee received by Standard & Poor's Investment Advisory Services LLC is equal to ___% of the average net assets of each trust.

     Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                               Standard & Poor's

     Standard & Poor's and its affiliates provide a wide range of services to, or relating to, many organizations, including issuers of securities, investment advisers, broker-dealers, investment banks, other financial institutions and financial intermediaries, and accordingly may receive fees or other economic benefits from those organizations, including organizations whose securities or services they may recommend, rate, include in model portfolios, evaluate or otherwise address.

     The trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P") or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the trusts or any member of the public regarding the advisability of investing in securities generally or in the trusts particularly or the ability of the S&P Composite 1500 Index (the "Index") to track general stock market performance. S&P's and its third party licensor's only relationship to Guggenheim Funds Distributors, Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to Guggenheim Funds Distributors, Inc. S&P and its third party licensors have no obligation to take the needs of Guggenheim Funds Distributors, Inc. or the owners of the trusts into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the trusts or the timing of the issuance or sale of the trusts or in the determination or calculation of the equation by which the trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the trusts.

     NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

     Standard & Poor's[R], S&P[R], S&P Composite 1500[R], and Standard & Poor's 1500 are trademarks of Standard & Poor's and have been licensed for use by Guggenheim Funds Distributors, Inc.


            Report of Independent Registered Public Accounting Firm

Unitholders

Guggenheim Defined Portfolios, Series 855

     We have audited the accompanying statements of financial condition, including the trust portfolios set forth on pages 9, 10, 18, 19, 28, 29, 35, 36, 42 and 43 of this prospectus, of Guggenheim Defined Portfolios, Series 855, as of ____, 2012, the initial date of deposit. These statements of financial condition are the responsibility of the trusts' sponsor. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

     We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of each trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of _____, 2012. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

     In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Guggenheim Defined Portfolios, Series 855, as of ____, 2012, in conformity with accounting principles generally accepted in the United States of America.

                                                              Grant Thornton LLP

Chicago, Illinois
____, 2012


Guggenheim Defined Portfolios, Series 855

Statements of Financial Condition
as of the Inception Date, ____, 2012
                                                         Global         Global        Inflation
                                                       Expansion    Infrastructure    Defense
Investment in securities                                 Trust          Trust          Trust
Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $              $              $
                                                      -------------  -------------  -------------
                                                      $              $              $
                                                      =============  =============  =============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $              $              $
    Creation and development fee (6)
    Deferred sales fee (4)
                                                      =============  =============  =============
Interest of unitholders:
    Cost to unitholders (5)
    Less: initial sales fee (4)
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)
                                                      -------------  -------------  -------------
    Net interest of unitholders
                                                      -------------  -------------  -------------
          Total                                       $              $              $
                                                      =============  =============  =============
Number of units
                                                      =============  =============  =============
Net Asset Value per Unit                              $              $              $
                                                      =============  =============  =============

Guggenheim Defined Portfolios, Series 855

Statements of Financial Condition
as of the Inception Date, ____, 2012 (continued)
                                                                       US SMID
                                                         US High        High
                                                         Dividend     Dividend
Investment in securities                                  Trust         Trust
Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $              $
                                                      -------------  -------------
                                                      $              $
                                                      =============  =============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $              $
    Creation and development fee (6)
    Deferred sales fee (4)
                                                      =============  =============
Interest of unitholders:
    Cost to unitholders (5)
    Less: initial sales fee (4)
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)
                                                      -------------  -------------
    Net interest of unitholders
                                                      -------------  -------------
          Total                                       $              $
                                                      =============  =============
Number of units
                                                      =============  =============
Net Asset Value per Unit                              $              $
                                                      =============  =============

----------------------
(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $____, $____, $____, $____, and $____ per trust) necessary for the purchase of the securities in the Global Expansion Trust, the Global Infrastructure Trust, the Inflation Defense Trust, the US High Dividend Trust and the US SMID High Dividend Trust respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $8.00 per 100 units of each trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of a trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 2.95% of the Public Offering Price (equivalent to 2.98% of the net amount invested). The deferred sales fee is equal to $0.145 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.


                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS

                            PART B DATED ____, 2012

     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.

                                    Contents

               General Information                              2
               Investment Policies                              2
               Risk Factors                                     3
               Administration of the Trust                     17
               Expenses of the Trust                           23
               Portfolio Transactions and Brokerage Allocation 25
               Purchase, Redemption and Pricing of Units       25
               Taxes                                           30
               Experts                                         33
               Description of Ratings                          34



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets. As home purchasing and refinancing activity has subsided, this revenue has diminished. Economic conditions in the real estate markets have deteriorated, leading to asset write-offs and decreased liquidity in the credit markets, which can have a substantial negative effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Difficulties in the mortgage and broader credit markets have resulted in decreases in the availability of funds. Financial performance of many banks and thrifts, especially in securities collateralized by mortgage loans has deteriorated.

     In response to recent market and economic conditions, the United States Government, particularly the U.S. Department of the Treasury ("U.S. Treasury"), the Federal Reserve Board ("FRB"), and the Federal Deposit Insurance Corporation ("FDIC") have taken a variety of extraordinary measures including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks designed to provide fiscal stimulus, restore confidence in the financial markets and to strengthen financial institutions. The Emergency Economic Stabilization Act of 2008 ("EESA") gave the U.S. Treasury $700 billion to purchase bad mortgage-related securities that caused much of the difficulties experienced by financial institutions and the credit markets in general. Additionally, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law in February, 2009. The EESA and ARRA, along with the U.S. Treasury's Capital Purchase Program (which provides for direct purchases by the U.S. Treasury of equity from financial institutions), contain provisions limiting the way banks and their holding companies are able pay dividends, purchase their own common stock, and compensate officers. Furthermore, participants have been subject to forward looking stress tests to determine if they have sufficient capital to withstand certain economic scenarios, including situations more severe than the current recession. As a result of these stress tests, some financial institutions were required to increase their level of capital through a combination of asset sales, additional equity offerings and the conversion of preferred shares into common stock. The long-term effects of the EESA, ARRA, and the stress tests are not yet known and cannot be predicted. This uncertainty may cause increased costs and risks for the firms associated with the respective programs.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     In light of the current credit market difficulties, the U.S. Government is considering changes to the laws and regulatory structure. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on the financial markets. Currently the FRB, FDIC, Securities and Exchange Commission, Office of Comptroller of the Currency (a bureau of the U.S. Treasury which regulates national banks), and the U.S. Commodities Futures Trading Commission (which oversees commodity futures and option markets) all play a role in the supervision of the financial markets. Recently passed legislation calls for swift government intervention which includes the creation of new federal agencies that will have a direct impact on the financial, banking and insurance industries. This new legislation includes the creation of a Financial Oversight Council to advise the FRB on the identification of firms who failure could pose a threat to financial stability due to their combination of size, leverage, and interconnectedness. Additionally, these financial firms would be subject to increased scrutiny concerning their capital, liquidity, and risk management standards.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act of 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the regulations promulgated under these laws. In 1999, the Gramm--Leach--Bliley Act repealed most of the barriers set up by the 1933 Glass--Steagall Act which separated the banking, insurance and securities industries. Banks and thrifts now face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies. Banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation has resulted in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations and legislation to liberalize interstate banking has been signed into law. Under the legislation, banks are able to purchase or establish subsidiary banks in any state. Since mid-1997, banks have been allowed to turn existing banks into branches, thus leading to continued consolidation.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/ dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/ or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse affect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member states of the European Union ("EU"), as of such date) established fixed conversion rates between their existing sovereign currencies and the Euro. On such date the Euro became the official currency of these eleven countries. The participating countries do not control their own monetary policies by directing independent interest rates for their currencies. Greece, Slovenia, Cyprus and Malta have also adopted the Euro as their official currency. In these member states, the authority to direct monetary policy, including money supply and official interest rates for the Euro, is exercised by the European Central Bank. The conversion of the national currencies of the participating countries to the Euro could negatively impact the market rate of the exchange between such currencies (or the Euro) and the U.S. dollar. As of January 1, 2011, there were 27 member states in the EU.

     In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The Euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the Euro conversion will have on any of the issuers of securities contained in a trust.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Trust Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in trust preferred securities. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund may invest:

     o    generally are of below investment-grade credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's books. The illiquidity of senior loans may impair a Closed-End Fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (3) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (4) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, Inc. was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, Inc.

     Guggenheim Funds Distributors, Inc. has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, Inc. which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 2455 Corporate West Drive, Lisle, Illinois 60532.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, Inc. utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, Inc. is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "backup withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, and (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

     It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by the trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.


     Under the "Health Care and Education Reconciliation Act of 2010," income from a trust may also be subject to a new 3.8% "Medicare tax" imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% for net capital gains from most property acquired after December 31, 2000 with a holding period of more than five years, and the 10% rate is reduced to 8% for net capital gains from most property (regardless of when acquired) with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2013.

     Dividends from REIT Shares. Some dividends on the REIT Shares may be reported as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a unit for six months or less or if your trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. These special rules relating to the taxation of ordinary income dividends from real estate investment trusts generally apply to taxable years beginning before January 1, 2013.

     Dividends Received Deduction. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your trust rolled over into a future series of the trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trusts for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions after December 31, 2012 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your trust and in combination with your other investments) you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs will not be eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Based on the advice of Dorsey & Whitney LLP, special counsel to your trust for New York tax matters, under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation, and the income of your trust will be treated as the income of the unitholders in the same manner as for federal income tax purposes. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Description of Ratings

Standard & Poor's Issue Credit Ratings

     A Standard & Poor's issue credit rating is a forward-looking opinion about the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

     Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

     The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard &Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

     Long-term issue credit ratings

     Issue credit ratings are based, in varying degrees, on the following considerations:

     o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     o    Nature of and provisions of the obligation;

     o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

     AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

     AA An obligation rated "AA" differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

     A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

     BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

          Obligations rated "BB," "B," "CCC," "CC," and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

     BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

     B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

     CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

     CC An obligation rated "CC" is currently highly vulnerable to nonpayment.

     C A "C" rating is assigned to obligations that are CURRENTLY HIGHLY VULNERABLE to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

     D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

     Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     NR This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.



                         GUGGENHEIM DEFINED PORTFOLIOS

                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B

                                   ____, 2012


Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheimfunds.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call the Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on the operation of the Public
          Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


Contents
                                                 Investment Summary
-------------------------------------------------------------------------------
                       2   Overview

Guggenheim Global Expansion & Dividend Portfolio, Series 4
-------------------------------------------------------------------------------
A concise              2   Investment Objective
description            2   Principal Investment Strategy
of essential           2   Security Selection
information            5   Future Trusts
about the              5   Essential Information
portfolio              5   Portfolio Diversification
                       5   Principal Risks
                       7   Who Should Invest
                       7   Fees and Expenses
                       8   Example
                       9   Trust Portfolio

Guggenheim Global Infrastructure & Dividend Portfolio, Series 4
-------------------------------------------------------------------------------
A concise              11  Investment Objective
description            11  Principal Investment Strategy
of essential           11  Security Selection
information            13  Future Trusts
about the              13  Essential Information
portfolio              14  Portfolio Diversification
                       14  Principal Risks
                       16  Who Should Invest
                       16  Fees and Expenses
                       17  Example
                       18  Trust Portfolio

Guggenheim Inflation Defense & Dividend Portfolio, Series 6
-------------------------------------------------------------------------------
A concise              20  Investment Objective
description            20  Principal Investment Strategy
of essential           20  Security Selection
information            22  Future Trusts
about the              22  Essential Information
portfolio              23  Portfolio Diversification
                       23  Principal Risks
                       26  Who Should Invest
                       26  Fees and Expenses
                       27  Example
                       28  Trust Portfolio

Guggenheim US High Dividend Strategy Portfolio, Series 3
-------------------------------------------------------------------------------
A concise              30  Investment Objective
description            30  Principal Investment Strategy
of essential           30  Security Selection
information            31  Future Trusts
about the              31  Essential Information
portfolio              31  Portfolio Diversification
                       31  Principal Risks
                       33  Who Should Invest
                       33  Fees and Expenses
                       34  Example
                       35  Trust Portfolio

Guggenheim US SMID High Dividend Strategy Portfolio, Series 3
-------------------------------------------------------------------------------
A concise              37  Investment Objective
description            37  Principal Investment Strategy
of essential           37  Security Selection
information            38  Future Trusts
about the              38  Essential Information
portfolio              38  Portfolio Diversification
                       39  Principal Risks
                       40  Who Should Invest
                       40  Fees and Expenses
                       41  Example
                       42  Trust Portfolio

                                          Understanding Your Investments
-------------------------------------------------------------------------------
Detailed               44  How to Buy Units
information            48  How to Sell Your Units
to help you            49  Distributions
understand             50  Investment Risks
your                   56  How the Trust Works
investment             57  General Information
                       58  Expenses
                       60  Report of Independent Registered Public
                            Accounting Firm
                       61  Statements of Financial Condition

For the Table of Contents of Part B, see Part B of the prospectus.
Where to Learn More
-------------------------------------------------------------------------------
You can contact us for    Visit us on the Internet
free information about    http://www.guggenheimfunds.com
these investments.        Call Guggenheim Funds (800) 345-7999
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GUGGENHEIM LOGO

PROSPECTUS

Guggenheim Global Expansion & Dividend Portfolio, Series 4

Guggenheim Global Infrastructure & Dividend Portfolio, Series 4

Guggenheim Inflation Defense & Dividend Portfolio, Series 6

Guggenheim US High Dividend Strategy Portfolio, Series 3

Guggenheim US SMID High Dividend Strategy Portfolio, Series 3


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Guggenheim Defined Portfolios Series 855

DATED ____, 2012


Additional Information
-------------------------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail: publicinfo@sec.gov
Write:  Public Reference Room, Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call:   1-202-942-8090 (only for information on
        the operation of the Public Reference Room)

Refer to:
     Guggenheim Defined Portfolios, Series 855
     Securities Act file number: 333-178209
     Investment Company Act file number: 811-03763

When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.


                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                    INSURER/POLICY NO.                            AMOUNT

               National Union Fire Insurance                    $4,000,000
            Company of Pittsburgh, Pennsylvania
                          5692790

     This Registration Statement comprises the following papers and documents.

                  The Facing Sheet
                  The Prospectus
                  The Signatures
                  Consents of Counsel

     The following exhibits:

     1.1  Reference Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 2 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Deferred Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.2 Opinion of counsel as to Federal Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.3 Opinion of counsel as to New York Income tax status of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

     3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 855 has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lisle, and State of Illinois, on the 4th day of January, 2012.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 855,
                                                                      Registrant

                                        By: GUGGENHEIM FUNDS DISTRIBUTORS, INC.,
                                                                       Depositor

                                                          By: /s/ Kevin Robinson
                                                              ------------------
                                                                  Kevin Robinson

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on January 4, 2012 by the following persons, who constitute a majority of the Board of Directors of Guggenheim Funds Distributors, Inc.

     SIGNATURE*                           TITLE***                              DATE
                                                                            )    By:    /s/ Kevin Robinson
                                                                                        ------------------
                                                                            )           Kevin Robinson
                                                                                        Attorney-in-Fact*
                                                                            )
DAVID HOOTEN*                             Chief Executive Officer and       )           January 4, 2012
                                          Chairman of the Board of          )
                                          Directors                         )

MICHAEL RIGERT**                          Vice Chairman                     )           January 4, 2012

ANTHONY DILEONARDI*                       Vice Chairman                     )           January 4, 2012

BRUCE ALBELDA*                            Chief Financial Officer and                   January 4, 2012
                                          Director
/s/ Kevin Robinson
    KEVIN ROBINSON                        Senior Managing Director,                     January 4, 2012
                                          General Counsel and Secretary

---------------------
* An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-167997 on September 24, 2010.

** An executed copy of the related power of attorney was filed as Exhibit 6.0 to Registration Statement No. 333-168383 on October 7, 2010.

*** The titles of the persons named herein represent their capacity in and relationship to Guggenheim Funds Distributors, Inc., the Depositor.



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibits 3.3 and 3.4 to the Registration Statement.

                                   MEMORANDUM

                 Re: Guggenheim Defined Portfolios, Series 855

     The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.

                                    1940 ACT

                             FORMS N-8A AND N-8B-2

     Form N-8A and Form N-8B-2 were filed in respect of Guggenheim Defined Portfolios, Series 718 (and subsequent series) (File No. 333-169214).

                                    1933 ACT

                                 THE INDENTURE

     The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.

                                                          CHAPMAN AND CUTLER LLP

Chicago, Illinois
January 4, 2012